No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

HERCULES TECHNOLOGY II, L.P.

HERCULES TECHNOLOGY III, LP

HERCULES TECHNOLOGY IV, L.P.

HERCULES TECHNOLOGY SBIC MANAGEMENT, LLC

HERCULES FUNDING II LLC

HERCULES TECHNOLOGY MANAGEMENT CO II, INC.

HERCULES TECHNOLOGY MANAGEMENT CO III, INC.

HERCULES TECHNOLOGY MANAGEMENT CO IV, INC.

HERCULES TECHNOLOGY MANAGEMENT CO V, INC.

HERCULES TECHNOLOGY MANAGEMENT CO VI, INC.

HYDRA VENTURES LLC

HYDRA MANAGEMENT CO., INC.

HYDRA MANAGEMENT LLC

HERCULES CLEAN TECHNOLOGY CAPITAL, INC.

and

OLYMPUS ADVISERS, LLC

400 Hamilton Avenue

Suite 310

Palo Alto, CA 94301

(650) 289-3060

All Communications, Notices and Orders to:

Mr. Manuel A. Henriquez

Chief Executive Officer

Hercules Clean Technology Capital, Inc.

Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue

Suite 310

Palo Alto, CA 94301

(650) 289-3060

Copies to:

Cynthia M. Krus, Esq.

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004

September 16, 2011

2

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
HERCULES TECHNOLOGY GROWTH	)
CAPITAL, INC., HERCULES TECHNOLOGY	)
II, L.P., HERCULES TECHNOLOGY III, LP,	)
HERCULES TECHNOLOGY IV, L.P.,	)
HERCULES TECHNOLOGY SBIC	)	APPLICATION FOR AN
MANAGEMENT, LLC, HERCULES FUNDING	)	ORDER PURSUANT TO
II LLC, HERCULES TECHNOLOGY	)	SECTION 57(i) OF THE
MANAGEMENT CO II, INC., HERCULES	)	INVESTMENT COMPANY ACT
TECHNOLOGY MANAGEMENT CO III, INC.,	)	OF 1940, AND RULE 17d-1
HERCULES TECHNOLOGY MANAGEMENT	)	UNDER THE ACT TO PERMIT
CO IV, INC., HERCULES TECHNOLOGY	)	CERTAIN JOINT
MANAGEMENT CO V, INC., HERCULES	)	TRANSACTIONS OTHERWISE
TECHNOLOGY MANAGEMENT CO VI, INC.,	)	PROHIBITED BY SECTION
HYDRA VENTURES LLC, HYDRA	)	57(a)(4) OF THE ACT AND
MANAGEMENT CO., INC., HYDRA	)	UNDER SECTION 17(d) OF
MANAGEMENT LLC, HERCULES CLEAN		THE ACT AND RULE 17d-l
TECHNOLOGY CAPITAL, INC. and		UNDER THE ACT
OLYMPUS ADVISERS, LLC		AUTHORIZING CERTAIN
JOINT TRANSACTIONS.
400 Hamilton Avenue
Suite 310
Palo Alto, California 94301
(650) 289-3060

File No.
Investment Company Act of 1940

The following entities (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	Hercules Technology Growth Capital, Inc.;

•

Hercules Technology II, L.P., Hercules Technology III, LP, Hercules Technology IV, L.P., Hercules Technology SBIC Management, LLC, Hercules Funding II LLC, Hercules Technology Management Co II, Inc., Hercules Technology Management Co III, Inc., Hercules Technology Management Co IV, Inc., Hercules Technology Management Co V, Inc., Hercules Technology Management Co VI, Inc., Hydra Ventures LLC, Hydra Management Co., Inc., Hydra Management LLC, each of which are wholly owned subsidiaries of Hercules Technology Growth Capital, Inc., and any future wholly owned subsidiaries of Hercules Technology Growth Capital, Inc. (collectively, the “Hercules Technology Subsidiaries” and, together with Hercules Technology Growth Capital, Inc., “Hercules Technology”);

•	Hercules Clean Technology Capital, Inc. and any future wholly owned subsidiaries of Hercules Clean Technology Capital, Inc. (“Hercules Cleantech”); and

•	Olympus Advisers, LLC (the “Investment Adviser”).

In particular, the relief requested in this application (the “Application”) would allow Hercules Technology, on one hand, and Hercules Cleantech,

2 Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

on the other, to co-invest in the same issuers of securities (the “portfolio companies”).

All existing entities that currently intend to rely on the Order have been named as Applicants, and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	Hercules Technology Growth Capital, Inc.

Hercules Technology was organized under the General Corporation Law of the State of Maryland on December 18, 2003 and commenced investment operations in September 2004. Hercules Technology is organized as an internally managed, closed-end, non-diversified management investment company and has its principal place of business in Palo Alto, California. Hercules Technology elected to be regulated as a business development company (“BDC”) pursuant to Section 54(a) of the 1940 Act on February 22, 2005.3 Prior thereto, Hercules Technology relied on the exception from the definition of investment company contained in Section 3(c)(7) of the 1940 Act.

On February 22, 2005, Hercules Technology filed with the Commission its registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), in connection with its initial public offering of common stock (the “IPO”). On June 9, 2005, the

3 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

common stock of Hercules Technology began trading on the Nasdaq Global Select Market under the symbol “HTGC.” Hercules Technology has also made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such elections in the future.

Hercules Technology is a specialty finance company that provides debt and equity growth capital to technology-related companies at various stages of development from seed and emerging growth to expansion and established stages of development, which include select publicly listed companies and lower middle market companies. Hercules Technology’s investment objective is to maximize its portfolio’s total return by generating current income from its debt investments and capital appreciation from its equity-related investments. Hercules Technology has historically focused its finance activities in privately-held companies following or in connection with their first round of equity financing, private companies in later rounds of financing, and in private companies in one of their final rounds of equity financing prior to a liquidity event or select publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution. Hercules Technology invests primarily in structured debt with warrants and, to a lesser extent, in senior debt and equity investments. Hercules Technology’s structured debt with warrants investments are typically secured by some or all of the assets of the portfolio company.

Hercules Technology’s strategy is to evaluate and invest in a broad range of technology-related companies including clean technology, life sciences and select lower middle market companies and to offer a full suite of growth capital products up and down the capital structure. Hercules Technology focuses its investments in companies active in technology industry sub-sectors characterized by products or services that require advanced technologies, including, but not limited to, computer software and hardware, networking systems, semiconductors, semiconductor capital equipment, information technology infrastructure or services, Internet consumer and business services, telecommunications, telecommunications equipment, and media and life sciences. Within the life sciences sub-sector, it generally focuses on medical devices, bio-pharmaceutical, drug discovery, drug delivery, health care services and information systems companies. Within the clean technology sub-sector, it focuses on sustainable and renewable energy technologies and energy efficiency and monitoring technologies. Hercules Technology refers to all of these companies as “technology-related” companies and intends, under normal circumstances, to invest at least 80% of the value of its assets in such businesses. At June 30, 2011, Hercules Technology had 15%, 46%, 12% and 27% of its portfolio invested in technology, life sciences, clean technology and lower middle market companies, respectively.

As a BDC, Hercules Technology offers to make available significant managerial assistance to its portfolio companies. This assistance could involve, among other things, monitoring the operations of the portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance.

The board of directors of Hercules Technology (the “Hercules Technology Board”) is currently composed of four directors, three of whom are not interested persons of Hercules Technology within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”). The business and affairs of Hercules Technology are managed under the direction of the Hercules Technology Board. To carry out this purpose, each member of the Hercules Technology Board is responsible for, among other things, overseeing the process by which investments are selected and managed, approving senior executives of Hercules Technology, the administration of management and the allocation of Hercules Technology’s resources. The Hercules Technology Board, including each Independent Director, is also responsible for overseeing the management of Hercules Technology’s investment portfolio on an ongoing basis. Each of the directors has experience in business, technology or lending, which allows them to contribute guidance and analyses to management regarding Hercules Technology’s investments. The Hercules Technology Board is also responsible for overseeing Hercules Technology’s compliance with all applicable laws and regulations, including those of the 1940 Act, the 1933 Act, the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Code.

Hercules Technology originates its investments through its principal office in Palo Alto, California, as well as its additional offices in the Boston, Massachusetts and Boulder, Colorado areas. As of June 30, 2011, Hercules Technology had 52 employees.

B.	Hercules Technology Subsidiaries

The following Hercules Technology Subsidiaries are wholly-owned subsidiaries of Hercules Technology Growth Capital, Inc.:

•

Hercules Technology II, L.P. (“HT II”) , Hercules Technology III, LP (“HT III”) and Hercules Technology IV, L.P. (“HT IV”, and collectively, the “SBIC Subsidiaries”) are Delaware limited partnerships that were formed in January 2005, September 2009 and December 2010, respectively. HT II and HT III are licensed to operate as small business investment companies (“SBICs”) under the authority of the Small Business Administration.

•	Hercules Technology SBIC Management, LLC is a Delaware limited liability company that was formed in November 2003 and serves as the sole limited partner and general partner of the SBIC Subsidiaries.

•

Hercules Funding II LLC was formed as a Delaware limited liability company in July 2008 for the purpose of serving as a financing subsidiary for Hercules Technology Growth Capital, Inc.’s credit facility with Wells Fargo Capital Finance.

•

Hercules Technology Management Co II, Inc. was formed in April 2008, Hercules Technology Management Co III, Inc., Hercules Technology Management Co IV, Inc., Hercules Technology Management Co V, Inc. and Hercules Technology Management Co VI, Inc. are Delaware corporations that were formed in May 2008, with the exception of Hercules Technology Management Co VI, which was formed in August 2010, for the purpose of serving as financing subsidiaries.

•	Hydra Management Co., Inc was formed as a Delaware corporation in December 2006 for the purpose of serving as a financing subsidiary.

•	Hydra Ventures LLC and Hydra Management LLC were formed as Delaware limited liability companies in December 2006 for the purpose of serving as financing subsidiaries.

C.	Hercules Clean Technology Capital, Inc.

Hercules Cleantech is a newly-organized, externally-managed, specialty finance company that is intended to be a closed-end, non-diversified management investment company. Hercules Cleantech, which was incorporated in Maryland on May 23, 2011, will file an election to be regulated as a BDC under the 1940 Act. In addition,

Hercules Cleantech intends to elect to be treated as a RIC under Subchapter M of the Code. Hercules Cleantech has not yet commenced operations. Hercules Cleantech’s principal place of business is 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301. On June 15, 2011, Hercules Cleantech filed with the Commission its registration statement on Form N-2 under the 1933 Act, in connection with its IPO. Manuel A. Henriquez serves as Chairman of the Board, President and Chief Executive Officer of Hercules Cleantech. Hercules Cleantech’s investment activities will be managed by the Investment Adviser.

Hercules Cleantech is a specialty finance company formed for the purpose of lending to, and investing in, privately held and select publicly traded clean technology or clean technology-related companies (“Cleantech companies”). Cleantech companies are defined as those companies that provide a diverse range of products, technologies, services and processes designed to harness renewable energy and materials, eliminate emissions and waste, reduce the use of natural resources and otherwise reduce mankind’s impact on the environment. Hercules Cleantech’s investment objective is to maximize its portfolio’s total return by generating current income from its debt investments and capital appreciation from its equity and equity-related investments. Hercules Cleantech intends, under normal circumstances, to invest at least 80% of the value of its total assets (including the amount of any borrowings for investment purposes) in such Cleantech companies in accordance with Section 35(d) of the 1940 Act.

As a BDC, Hercules Cleantech will offer to make available significant managerial assistance to its portfolio companies. This assistance could involve, among other things, monitoring the operations of the portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance.

The board of directors of Hercules Cleantech (the “Cleantech Board”) is currently intended to be composed of a majority of directors who are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”), of Hercules Cleantech or Hercules Technology. The Cleantech Board is intended to consist of at least four directors upon commencement of its initial public offering, at least three of whom will be Independent Directors and may also serve on the Hercules Technology Board. The business and affairs of Hercules Cleantech will be managed under the direction of the Cleantech Board. The Cleantech Board will delegate daily management and investment authority to the Investment Adviser pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). The Investment Adviser will be managed by investment professionals who are also members of the management team of Hercules Technology. Hercules Technology will provide certain administrative and other services to Hercules Cleantech pursuant to an administration agreement (the “Administration Agreement”) and will provide the Investment Adviser with access to Hercules Technology’s database of industry contacts and other information.

D.	The Investment Adviser

The Investment Adviser was organized as a limited liability company under the laws of the state of Delaware on May 23, 2011 and is registered under the Investment Advisers Act of 1940, or the Advisers Act. Under the Investment Advisory Agreement, Hercules Cleantech will pay the Investment Adviser an annual base management fee based on its gross assets (temporarily reduced during the one-year period immediately following the completion of its initial public offering), as well as a two-part incentive fee designed to compensate the Investment Adviser based solely on performance. The management of the Investment Adviser is intended to be substantially the same individuals who comprise the investment committee of Hercules Technology (the “Hercules Technology Investment Committee”).

E.	Differences Between Hercules Technology and Hercules Cleantech

Although there may be overlap in certain Cleantech investments, the investment focus of Hercules Cleantech is intended to be different from that of Hercules Technology. Hercules Technology targets investments in portfolio companies with revenues ranging up to $25.0 million (such entities may, at the time of investment, be generating revenues or will have a business plan that anticipates the generation of revenues within 24 to 48 months) and generally makes debt investments in portfolio companies ranging from $1.0 million to $30.0 million. During the quarter ended June 30, 2011, the average investment size for Hercules Technology was approximately $7.0 million. Hercules Cleantech intends to target investments in portfolio companies with revenues ranging up to $200.0 million (Hercules Cleantech anticipates that such entities will typically have no revenue at the time of investment, but may have government loan proceeds, government grants and non-recurring revenues from corporate partners to assist in product or service commercialization) and expects that the size of its investments will typically range between $5.0 million and $40.0 million. Because typically the nature of investments in Cleantech companies are larger in size, co-investment by Hercules Technology and Hercules Cleantech will allow Hercules Technology to maintain its typical investment sizing and have a more diversified portfolio of technology-related companies while allowing Hercules Cleantech to focus on Cleantech investments and participate in the larger size of investments common in the Cleantech industry.

The following table is intended to highlight the principal differences between Hercules Cleantech and Hercules Technology:

	Hercules Technology	Hercules Cleantech

Industry Focus	Technology-related industries, including clean technology, life sciences and select lower middle-market companies.	Exclusively Cleantech

Target Revenue (at time of investment)	$0 to $25 million (such entities may, at the time of investment, be generating revenues or will have a business plan that anticipates generation of revenues within 24 to 48 months)

$0 to $200 million

(typically no revenue at initial investment, however may have government loan proceeds, government grants and non-recurring revenues from corporate partners to assist product or service commercialization)

Product Development Risk	High product development risk (early in the product development cycle)	Declining product development risk (later in the product development cycle) – generally entering into a pilot/demo program or early stages of commercialization

Typical Investment Size	$1 to $30 million	$5 to $40 million

Government Grants or Guarantees	Typically, none	Generally may include grants, tax concessions or loan guarantees from federal and/or local governments

Public / Private Target Focus	Primarily venture capital and private equity supported companies and select public companies	Primarily private sponsor-backed companies and select public companies

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by Hercules Cleantech, Hercules Technology and Affiliates

1.	Mechanics of the Co-Investment Program

Hercules Cleantech and Hercules Technology will adopt a conflicts of interest policy (the “Conflicts of Interest Policy”) which contains guidelines with respect to the allocation of investment opportunities in view of potential conflicts of interest. In allocating investment opportunities between Hercules Cleantech and Hercules Technology, the Investment Adviser and the Hercules Technology Investment Committee will abide by such allocation policy. In general, the allocation policy will provide that Hercules Cleantech and Hercules Technology will be allocated investments that would not be appropriate for the other. Such factors may include each company’s respective regulatory or tax structures, then current investment portfolios or availability of capital. Prior to the issuance of the requested Order, investments that would otherwise be appropriate for both Hercules Technology and Hercules Cleantech will generally be allocated on an alternating basis, to the extent appropriate in the circumstances, to either Hercules Technology or Hercules Cleantech, with the ultimate goal of allocating to each of Hercules Cleantech and Hercules Technology the same aggregate proportional amount of Cleantech investment opportunities.

Upon issuance of the requested Order, the Conflicts of Interest Policy will provide in this case that Hercules Technology will be given the option to co-invest with Hercules Cleantech up to 33% of the investment value of each of Hercules Cleantech’s prospective investments, but not to exceed $15 million per investment (the “Relative Allocation Percentages”). Thus, rather than making separate investments, Hercules Cleantech and Hercules Technology would routinely co-invest (the “Co-Investment Program” and each investment, a “Co-Investment Transaction”). Under the Co-Investment Program, co-investment between Hercules Cleantech and Hercules Technology would be the norm, rather than the exception.

The Co-Investment Program has been approved by both the full Board and the required majority of Hercules Cleantech and Hercules Technology, respectively (within the meaning of

Section 57(o)) (the “Required Majority”)4. The Relative Allocation Percentages will be approved by both the full Board and the Required Majority of each of Hercules Technology and Hercules Cleantech prior to the implementation of the Co-Investment Program, and any deviations from the Relative Allocation Percentages for any investment would require prior approval by both the full Board and the Required Majority of Hercules Cleantech and Hercules Technology, respectively.

As noted above, when selecting Cleantech portfolio companies, the Hercules Technology Investment Committee and the Investment Adviser would only consider the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. Thus, if it is determined that following the Relative Allocation Percentages with respect to a particular investment is not appropriate for Hercules Technology or Hercules Cleantech, either the Hercules Technology Investment Committee or the Investment Adviser, as appropriate, can ask the full Boards and the Required Majorities of Hercules Cleantech and Hercules Technology, respectively, to consider an exception from the Relative Allocation Percentages.

Additionally, the Boards, including the Required Majority, of Hercules Cleantech and Hercules Technology, respectively would review information on all co-investment activity on a quarterly basis to ensure that the Relative Allocation Percentages are being adhered to, and to give them the opportunity to evaluate the Co-Investment Program and, to the extent they deem necessary or appropriate, to change the Relative Allocation Percentages.

4 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date and registration rights applicable to each Cleantech purchase be the same for both Hercules Technology and Hercules Cleantech.

2.	Reasons for Co-Investing

It is expected that co-investment in Cleantech portfolio companies by Hercules Technology and Hercules Cleantech will increase favorable investment opportunities for Hercules Technology and Hercules Cleantech. The Co-Investment Program will be approved by the Board and the Required Majority of Hercules Technology and Hercules Cleantech, respectively, on the basis that it would be mutually advantageous to Hercules Technology and Hercules Cleantech in order to meet the funding requirements of attractive investments in Cleantech portfolio companies. A BDC that makes investments of the type contemplated by Hercules Technology and Hercules Cleantech typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as Hercules Technology and Hercules Cleantech, which seek certain favorable tax treatment under Subchapter M of the Code.5

In view of the foregoing, in cases where the Hercules Technology Investment Committee or the Investment Adviser identifies investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles.

5 See I.R.C. § 851(b)(4).

Hercules Technology and Hercules Cleantech could lose some investment opportunities if they could not provide “one-stop” financing to a potential Cleantech portfolio company. Cleantech portfolio companies may reject an offer of funding arranged by the Hercules Technology Investment Committee or the Investment Adviser due to the inability of Hercules Technology or Hercules Cleantech to commit the full amount of financing required by the Cleantech portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the individual or aggregate investment limits of Hercules Cleantech and Hercules Technology require the Investment Adviser and/or the Hercules Technology Investment Committee respectively to arrange a syndication with unaffiliated entities, Hercules Cleantech and Hercules Technology will likely be required to forego fewer suitable investment opportunities.

The Hercules Technology Investment Committee believes that it will be advantageous for Hercules Technology to co-invest with Hercules Cleantech and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to Hercules Technology. Likewise, the Investment Adviser believes that it will be advantageous for Hercules Cleantech to co-invest with Hercules Technology and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to Hercules Cleantech. As noted above, to the extent that either the Hercules Technology Investment Committee or the Investment Adviser believes that a proposed Co-Investment Transaction is not appropriate for either Hercules Technology or Hercules Cleantech, the Hercules Technology Investment Committee or the Investment Adviser can request that the Boards and the Required Majority of Hercules Technology and Hercules Cleantech, respectively, examine such proposed investment and make a finding as to whether a deviation from the Relative Allocation Percentages is appropriate.

The Hercules Technology Investment Committee and the Investment Adviser also believe that co-investment by Hercules Technology and Hercules Cleantech will afford Hercules Technology and Hercules Cleantech the ability to achieve greater diversification and the opportunity to exercise greater influence on the portfolio companies in which Hercules Technology and Hercules Cleantech co-invest.

Hercules Technology focuses primarily on venture capital-backed technology-related companies, including clean technology, life sciences and select lower middle-market companies backed by venture capital and private equity firms and may also finance certain publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution. Hercules Cleantech intends to focus primarily on Cleantech companies that generally have lower levels of product development risk, but may have a higher level of commercialization risk. As a result, co-investment by Hercules Technology and Hercules Cleantech may minimize the commercialization risk of clean technology investments to Hercules Technology while allowing Hercules Cleantech to maintain a focused investment strategy.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which a BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by a BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.	Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that Hercules Cleantech falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder for purposes of Hercules Technology, and to the extent that Hercules Technology falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder for purposes of Hercules Cleantech. Because certain individuals are the members of the Hercules Technology Investment Committee and are the principals of the Investment Adviser, Hercules Technology and Hercules Cleantech are affiliated persons within the meaning of Section 2(a)(3) by reason of common control. Thus, Hercules Cleantech could be deemed to be a person related to Hercules Technology in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program and vice versa.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting Hercules Cleantech to participate with Hercules Technology in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.6 Although the various precedents involve somewhat different allocation formulae,

6 Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in a BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption

Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Eguitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by an investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the formulae for the allocation of co-investment opportunities among Hercules Technology and Hercules Cleantech and other protective conditions set forth in this Application, will ensure that Hercules Technology and Hercules Cleantech, respectively, will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that principals of the Investment Adviser and the investment professionals of the Hercules Technology Investment Committee would not be able to favor either Hercules Cleantech or Hercules Technology through the allocation of investment opportunities. Because almost every attractive investment opportunity for Hercules Cleantech will also be an attractive investment opportunity for Hercules Technology, Applicants submit that the Co-Investment Program and the use of the Relative Allocation Percentages present an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one of the entities as opportunities arise.

Under the Co-Investment Program, participation will be based on proportional allocation using a pre-determined formula, the Relative Allocation Percentages. There would not appear to be any provision, policy, or purpose of the 1940 Act with which such participation, on the basis proposed, is inconsistent.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.     With respect to each proposed Co-Investment Transaction, the Hercules Technology Investment Committee will make an initial, separate determination whether Hercules Technology’s participation in the investment is appropriate and consistent with its investment objective and policies and, if so, the appropriate amount that Hercules Technology should invest. Similarly, the Investment Adviser will make an initial, separate determination whether Hercules Cleantech’s participation in the investment is appropriate and consistent with its investment objective and policies and, if so, the appropriate amount that Hercules Cleantech should invest.

2.      (a)     If both the Hercules Technology Investment Committee and the Investment Adviser deem that each entity’s participation in the investment is appropriate, then such investment will be made pursuant to the Relative Allocation Percentages, unless either the Hercules Technology Investment Committee or the Investment Adviser determines that investment pursuant to the Relative Allocation Percentages is not appropriate for that investment. The Relative Allocation Percentages will be determined by both the full Board and the Required Majority of each of Hercules Technology and Hercules Cleantech in advance and will be based upon the total available capital for investments in clean technology companies of each of Hercules Technology and Hercules Cleantech (the “Available Capital”). Available Capital is the amount of total assets of each of Hercules Technology or Hercules Cleantech that is available for investment in a clean technology investment, subject to applicable regulatory restrictions and the investment restrictions and policies of Hercules Technology or Hercules Cleantech. The

Relative Allocation Percentages will be approved annually, or as necessary or appropriate, by both the full Board and the Required Majority of each of Hercules Technology and Hercules Cleantech, and may be adjusted, for subsequent transactions, in their sole discretion for any reason, including, among other things, changes in the Available Capital of Hercules Technology and Hercules Cleantech.

(b)     If the Hercules Technology Investment Committee and/or the Investment Adviser deem that the participation of Hercules Technology and/or Hercules Cleantech, respectively, in the Co-Investment Transaction is appropriate, but that investment pursuant to the Relative Allocation Percentages is not appropriate, then the Hercules Technology Investment Committee and the Investment Adviser will recommend an appropriate level of investment for each entity. If the aggregate amount recommended by the Hercules Technology Investment Committee and the Investment Adviser to be invested in such Co-Investment Transaction exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of Hercules Technology’s and Hercules Cleantech’s interests to the aggregated total interests of the two parties, up to the amount proposed to be invested by each. The Investment Adviser will provide the Required Majority of the Cleantech Board with information concerning Hercules Cleantech’s total assets to assist the Required Majority of the Cleantech Board with their review of Hercules Cleantech’s investments for compliance with these allocation procedures. The Hercules Technology Investment Committee will provide the Required Majority of the Hercules Technology Board with information concerning Hercules Technology’s total assets to assist the Required Majority of the Hercules Technology Board with their review of Hercules Technology’s investments for compliance with these allocation procedures. After making the determinations required in this paragraph (b), the Hercules Technology Investment Committee and the Investment Adviser will distribute written information concerning the Co-Investment Transaction to the Independent Directors of Hercules Technology and Hercules Cleantech for their consideration. Outside of the Relative Allocation Percentages, Hercules Technology and

Hercules Cleantech will co-invest only if, prior to Hercules Technology’s and Hercules Cleantech’s participation in the Co-Investment Transaction, a Required Majority of the respective Boards of Hercules Technology and Hercules Cleantech concludes that:

(i)    the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the company or its stockholders on the part of any person concerned;

(ii)    the transaction is consistent with

(A)    the interests of the stockholders of the company; and

(B)    the company’s investment objectives and strategies (as described in each company’s registration statements on Form N-2 and other filings made with the Commission by each company under the Securities Act of 1933, as amended, any reports filed by each company with the Commission under the Securities Exchange Act of 1934, as amended, and each company’s reports to stockholders);

(iii)    the investment would not disadvantage Hercules Technology or Hercules Cleantech, and participation by Hercules Technology is not on a basis different from or less advantageous than that of Hercules Cleantech or vice versa; provided, that

(A)    if Hercules Technology, but not Hercules Cleantech, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(b)(iii), if

(1)    the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

(2)     Hercules Technology agrees to, and does, provide, periodic reports to Hercules Cleantech’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; or

(B)    if Hercules Cleantech, but not Hercules Technology, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(b)(iii), if

(1)     the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

(2)     the Investment Adviser agrees to, and does, provide, periodic reports to Hercules Technology’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and;

(iv)    the proposed investment by Hercules Technology or Hercules Cleantech will not benefit the Investment Adviser or any affiliated person of the Investment Adviser (other than Hercules Technology and Hercules Cleantech), except to the extent permitted under sections 17(e) and 57(k) of the Act.

3.    Hercules Cleantech and Hercules Technology have the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4.     Except for follow-on investments made pursuant to condition 7 below, Hercules Cleantech will not invest in any portfolio company in which Hercules Technology or any affiliated person of Hercules Technology is an existing investor and Hercules Technology will not invest in any portfolio company in which Hercules Cleantech or any affiliated person of Hercules Cleantech in an existing investor.

5.     Hercules Cleantech and Hercules Technology will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for both Hercules Cleantech and Hercules Technology. The grant to Hercules Cleantech, but not Hercules Technology, or vice versa of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 5, if conditions 2(c)(iii)(A) or (B), as applicable, are met.

6.     Any sale, exchange, or other disposition by Hercules Technology or Hercules Cleantech of an interest in a security that was acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Investment Adviser and/or the Hercules Technology Investment Committee formulate a recommendation for participation in a disposition on a non-pro rata basis and such recommendation is approved by the Required Majority on the basis that such non-pro rata disposition is in the best interest of Hercules Technology and Hercules Cleantech, respectively. Hercules Technology and Hercules Cleantech will each bear its own expenses in connection with any disposition, and the terms and conditions of any disposition will apply equally to all participants.

7.     Any “follow-on investment” (i.e., an additional investment in the same entity) by Hercules Technology or Hercules Cleantech, or any exercising of warrants or other rights to purchase securities of the issuer in a portfolio company whose securities were acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless the Investment Adviser and/or the Hercules Technology Investment Committee formulate a recommendation for participation in the proposed transaction on a non-pro rata basis and such recommendation is approved by the Required Majority of each of Hercules Technology and Hercules Cleantech on the basis that such non-pro rata participation is in the best interest of Hercules Technology and Hercules Cleantech, respectively. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the application.

8.     The Independent Directors of Hercules Technology and Hercules Cleantech will be provided quarterly for review all information concerning Co-Investment Transactions, during the preceding quarter, including investments made by Hercules Cleantech which Hercules Technology considered but declined to participate in or vice versa, so that the respective Independent Directors may determine whether the conditions of the order have been met. In addition, the Independent Directors of each of Hercules Technology and Hercules Cleantech will consider at least annually the continued appropriateness of the standards established for co-investments by Hercules Technology and Hercules Cleantech, including whether the use of the standards continues to be in the best interests of each of Hercules Technology and Hercules Cleantech and their shareholders, respectively, and does not involve overreaching on the part of any person concerned.

9.       Hercules Technology and Hercules Cleantech will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under section 57(f).

10.     The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Investment Adviser under its investment advisory agreements with Hercules Cleantech, be shared by Hercules Technology and Hercules Cleantech in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

11.     Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 57(k)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to Hercules Technology and Hercules Cleantech on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. The Investment Advisor will not receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with the investment advisory agreement) as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Manuel A. Henriquez

400 Hamilton Avenue

Suite 310

Palo Alto, CA 94301

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Cynthia M. Krus, Esq.

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by Hercules Cleantech’s Board on September 15, 2011. A copy of the resolution then adopted by Hercules Cleantech’s Board is attached as Exhibit A. Such authorization still remains in effect. The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by Hercules Technology’s Board at its meeting held on September 14, 2011. A copy of the resolution then adopted by Hercules Technology’s Board is attached as Exhibit B. The filing of this Application by the Investment Advisor was authorized by Manuel A. Henriquez, its managing member.

Applicants have caused this Application to be duly signed on their behalf on the 16th day of September, 2011.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez
Title:	Chief Executive Officer

HERCULES TECHNOLOGY II, L.P.
HERCULES TECHNOLOGY III, LP
HERCULES TECHNOLOGY IV, L.P.
HERCULES TECHNOLOGY SBIC MANAGEMENT, LLC
HERCULES FUNDING II LLC
HERCULES TECHNOLOGY MANAGEMENT CO II, INC.
HERCULES TECHNOLOGY MANAGEMENT CO III, INC.
HERCULES TECHNOLOGY MANAGEMENT CO IV, INC.
HERCULES TECHNOLOGY MANAGEMENT CO V, INC.
HERCULES TECHNOLOGY MANAGEMENT CO VI, INC.
HYDRA VENTURES LLC
HYDRA MANAGEMENT CO., INC.
HYDRA MANAGEMENT LLC

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez
Authorized Person

HERCULES CLEAN TECHNOLOGY CAPITAL, INC.

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez
Title:	Chief Executive Officer

OLYMPUS ADVISERS, LLC

By:	/s/ Manuel A. Henriquez
Name:	Manuel A. Henriquez
Title:	Managing Member

VERIFICATION

The undersigned states that he has duly executed the foregoing Application dated as of September 15, 2011 for and on behalf of Hercules Technology Growth Capital, Inc., Hercules Technology II, L.P., Hercules Technology III, LP, Hercules Technology IV, LP, Hercules Technology SBIC Management, LLC, Hercules Funding II LLC, Hercules Technology Management Co II, Inc., Hercules Technology Management Co III, Inc., Hercules Technology Management Co IV, Inc., Hercules Technology Management Co V, Inc., Hercules Technology Management Co VI, Inc., Hydra Ventures LLC, Hydra Management Co., Inc., Hydra Management LLC, Hercules Clean Technology Capital, Inc. and Olympus Advisers, LLC; that he is an authorized officer of such entities and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Manuel A. Henriquez
Name: Manuel A. Henriquez
Date: September 16, 2011

EXHIBIT A

Resolutions of the Board of Directors of Hercules Clean Technology Capital, Inc.

WHEREAS, the Board of Directors (the “Board”) of Hercules Clean Technology Capital, Inc. (the “Company”) deems it advisable and in the best interests of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the 1940 Act or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and

FURTHER RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereto.

(Adopted via Unanimous Written Consent of the Sole Member of the Board of Directors, dated September 15, 2011)

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Exhibit B

Resolutions of the Board of Directors of Hercules Technology Growth Capital, Inc.

WHEREAS, the Board of Directors (the “Board”) of Hercules Technology Growth Capital, Inc. (the “Company”) deems it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the1940 Act or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and

FURTHER RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the

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taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereto.

(Adopted September 14, 2011)

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